FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of January, 2003

VANCAN CAPITAL CORP.

(formerly, CEDAR CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

January 15, 2003

TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Vancan Capital Corp. (the ”Company”) is pleased to announce that it entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Norhwest Territories of Northern Canada  (the “Claim”).

The Claim is comprised of 2,530.8 hectares and is located adjacent to and immediately west of Alberta Star’s Longtom Lake IOCG exploration property located 350 kilometers northwest of Yellowknife, near Longtom Lake in the Northwest Territories.  Alberta Star has just recently completed a detailed gravity survey adjacent to the Claim, confirming two very large 2.5-30 Milligal gravity anomalies that are coincident with strong magnetic anomalies. Combined gravity, magnetic and radiometric anomalies are common targeting criterion for Olympic Dam iron oxide, copper and gold (IOCG) style mineralization and necessary in proving up an economic ore body. Mineralization at Longtom Lake occurs in specular hematite-magnetite breccia, similar to that seen at the 2.6 Billion tonne Olympic Dam (IOCG) deposit in South Australia.

The ongoing search for these giant-sized iron oxide-copper deposits has gained huge momentum in Canadian mining circles due to the enormous size potential of these deposits. They’re often referred to as Olympic Dam deposits, named for the huge Australian deposit that characterize s this deposit type. The Olympic Dam is a massive deposit that has a combined metal content of 28 billion pounds of copper, 11.8 million ounces of gold, 115 million ounces of silver plus additional credits of cobalt, uranium an d other metals.  Alberta Star has announced a 20-hole drill program on the Longtom property to be conducted in late spring and early summer of this year.

The Claim is highly prospective due to its size and it’s proximity to the regional alteration assemblage, faulting and regional geophysical signatures that are needed to be consistent with IOCG deposits. Numerous showings of copper, silver, gold, and cobalt have been found in the surrounding area and have demonstrated the presence of these minerals in the system. The Claim is the subject of a Technical Report prepared in accordance with National Instrument 43-101 by Erik Ostensoe, P.Geo.

Vancan has agreed to acquire its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares in its capital stock at a deemed price of $0.20 each and incurring a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

To fund this acquisition and the recommended work program, Vancan has agreed to a non-brokered private placement of 600 ,000 Units at $0.1 7 per Unit, for total proceeds of $10 2 , 0 00.  Each Unit will consist of one common share and one non-transferrable share purchase warrant that will entitle the holder to acquire one additional common share of the Company at $0.23 for a two year period from closing.  The remaining proceeds of this private placement will be applied to general working capital.  This private placement and the acquisition of the Claim are subject to acceptance for filing by the TSX Venture Exchange.

Mr. Adrian Hobkirk has been appointed to the board of directors of the Company, to replace Mr. Mounir Nassar, who has resigned.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

January 29, 2003

TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Private Placement completed

Vancan Capital Corp. (the ”Company”) has completed the previously announced non-brokered private placement of 600 ,000 Units at $0.1 7 per Unit, for total proceeds of $10 2 , 0 00.

Each Unit consists of one common share and one non-transferrable share purchase warrant that will entitle the holder to acquire one additional common share of the Company at $0.23 for a two year period from closing.  The shares and any shares acquired upon exercise of the warrants will be subject to a hold period expiring on May 27, 2003.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

January 31, 2003

TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Pursuant to a private placement, Vancan Capital Corp. (the “Company”) issued 170,000 common shares in its capital to Paul John, 200,000 common shares to a private company wholly owned by Stuart Rogers and 230,000 common shares to Patricia Rogers. As a result of this transaction, Mr. John will have beneficial ownership of 16.99% of the issued and outstanding common shares of the company, Mr. Rogers will have beneficial ownership of 15.24% and Patricia Rogers will have beneficial ownership of 11.43%. These individuals did not act jointly or in concert with each other, or any other person, in this transaction.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date   January 31, 2003

By:     “STUART ROGERS”

Stuart Rogers

Director